Exhibit 99.2

West Fraser Timber Co. Ltd.
Consolidated Financial Statements
December 31, 2022 and 2021

RESPONSIBILITY OF MANAGEMENT
Management’s Report on the Consolidated Financial Statements
The accompanying consolidated financial statements and related notes are the responsibility of the management of West Fraser Timber Co. Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.
The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee reviews the Company’s consolidated financial statements and reports its findings to the Board of Directors for consideration before the consolidated financial statements are approved for issuance to shareholders and submitted to securities commissions or other regulatory authorities.
The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of the Company’s independent registered public accounting firm.
The Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, performed an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2022. PricewaterhouseCoopers LLP has full and independent access to the Audit Committee to discuss their audit and related matters.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under our supervision, management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ Raymond Ferris	/s/ Chris Virostek
Raymond Ferris	Chris Virostek
President and Chief Executive Officer	Senior Vice-President, Finance and Chief Financial Officer
February 14, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of West Fraser Timber Co. Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of West Fraser Timber Co. Ltd. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of earnings and comprehensive earnings, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Assessments
As described in Note 8 to the consolidated financial statements, the Company’s goodwill balance was $1,944 million as of December 31, 2022. Management conducts an impairment assessment as of December 31 of each year, or more frequently if an indicator of impairment is identified. Management assesses the recoverability of goodwill by comparing the carrying value of each cash generating unit (CGU) associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use. An impairment charge is recorded if the carrying value exceeds the estimated recoverable amount of a CGU. Management has determined the recoverable amount of each applicable CGU based on its value in use through a discounted cash flow model. The key assumptions used in the discounted cash flow models include production volume, product pricing, raw material input cost, production cost, terminal multiple and the discount rates. The estimated recoverable amount of each applicable CGU exceeded its respective carrying amount in management’s goodwill impairment assessments, and as such, no impairment losses were recorded by management.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are (i) the significant judgment by management when determining the recoverable amount of each applicable CGU, including the development of key assumptions; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s key assumptions in the discounted cash flow models related to production volume, product pricing, raw material input cost, production cost, terminal multiple and the discount rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the determination of the recoverable amount of the applicable CGUs. These procedures also included, among others, testing management’s process for determining the recoverable amount of the applicable CGUs, including evaluating the appropriateness of the discounted cash flow models, testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the key assumptions used by management. Evaluating the reasonableness of the production volume, product pricing, raw material input cost and production cost involved considering the past performance of the CGUs, as well as economic and industry forecasts, as applicable. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow models, and the reasonableness of the terminal multiple and the discount rates.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
February 14, 2023
We have served as the Company's auditor since 1973.

West Fraser Timber Co. Ltd.
Consolidated Balance Sheets
(in millions of United States dollars, except where indicated)

		As at December 31, 2022	As at December 31, 2021
	Note
Assets
Current assets
Cash and cash equivalents	4	$1,162	$1,568
Receivables	23	350	508
Income taxes receivable		145	42
Inventories	5	1,032	1,061
Prepaid expenses		60	38
		2,749	3,217
Property, plant and equipment	6	3,982	4,100
Timber licences	7	351	368
Goodwill and other intangible assets	8	2,358	2,440
Export duty deposits	26	354	242
Other assets	9	175	58
Deferred income tax assets	19	4	8
		$9,973	$10,433

Liabilities
Current liabilities
Payables and accrued liabilities	10	$722	$848
Current portion of reforestation and decommissioning obligations	11	58	46
Income taxes payable		12	312
		792	1,206
Long-term debt	12	499	499
Other liabilities	11	268	360
Deferred income tax liabilities	19	795	712
		2,354	2,777
Shareholders’ Equity
Share capital	14	2,667	3,402
Retained earnings		5,284	4,503
Accumulated other comprehensive loss		(332)	(249)
		7,619	7,656
		$9,973	$10,433

Approved by the Board of Directors

/s/ Reid Carter	/s/ Robert L. Phillips
Reid Carter	Robert L. Phillips
Director	Director

West Fraser Timber Co. Ltd.
Consolidated Statements of Earnings and Comprehensive Earnings
(in millions of United States dollars, except where indicated)

		Years Ended
		December 31,	December 31,
		2022	2021

Sales		$9,701	$10,518

Costs and expenses
Cost of products sold		5,142	4,645
Freight and other distribution costs		963	846
Export duties, net	26	18	146
Amortization		589	584
Selling, general and administration		365	312
Equity-based compensation	15	5	40
Restructuring and impairment charges	16	60	—
		7,142	6,573

Operating earnings		2,559	3,945

Finance expense, net	17	(3)	(45)
Other income (expense)	18	37	(2)
Earnings before tax		2,593	3,898
Tax provision	19	(618)	(951)
Earnings		$1,975	$2,947

Earnings per share (dollars)
Basic	21	$21.06	$27.03
Diluted	21	$20.86	$27.03

Comprehensive earnings
Earnings		$1,975	$2,947
Other comprehensive earnings
Items that may be reclassified to earnings
Translation loss on operations with different functional currencies		(83)	(9)
Items that will not be reclassified to earnings
Actuarial gain on retirement benefits, net of tax		164	153
		81	144
Comprehensive earnings		$2,056	$3,091

West Fraser Timber Co. Ltd.
Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated)

		Share Capital		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
	Note	Number of shares	Amount

Balance at December 31, 2020		68,678,622	$481	$—	$2,237	$(240)	$2,478
Earnings for the year		—	—	—	2,947	—	2,947
Other comprehensive earnings:
Translation loss on operations with different functional currencies		—	—	—	—	(9)	(9)
Actuarial gain on retirement benefits, net of tax		—	—	—	153	—	153
Acquired equity-settled share option plan		—	—	14	—	—	14
Equity-settled share option expense		—	—	1	—	—	1
Conversion of equity-settled share option plan to cash-settled		—	—	(15)	—	—	(15)
Issuance of Common shares	3, 14	54,618,586	3,491	—	—	—	3,491
Repurchase of Common shares for cancellation	14	(17,368,474)	(570)	—	(749)	—	(1,319)
Dividends declared[1]		—	—	—	(85)	—	(85)
Balance at December 31, 2021		105,928,734	$3,402	$—	$4,503	$(249)	$7,656
Earnings for the year		—	—	—	1,975	—	1,975
Other comprehensive earnings:
Translation loss on operations with different functional currencies		—	—	—	—	(83)	(83)
Actuarial gain on retirement benefits, net of tax		—	—	—	164	—	164
Repurchase of Common shares for cancellation	14	(22,373,320)	(735)	—	(1,255)	—	(1,990)
Dividends declared[1]		—	—	—	(103)	—	(103)
Balance at December 31, 2022		83,555,414	$2,667	$—	$5,284	$(332)	$7,619
1.Cash dividends declared during the year ended December 31, 2021 comprised of CAD$0.70 per share in aggregate for the first three quarters and USD$0.20 per share for the fourth quarter. Cash dividends declared during the year ended December 31, 2022 were USD$1.15 per share.

West Fraser Timber Co. Ltd.
Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated)

		Years Ended
		December 31,	December 31,
	Note	2022	2021
Cash provided by operating activities
Earnings		$1,975	$2,947
Adjustments
Amortization		589	584
Restructuring and impairment charges	16	60	—
Finance expense, net	17	3	45
Foreign exchange (gain) loss		(28)	5
Export duty	26	(99)	14
Retirement benefit expense	13	103	111
Contributions to retirement benefit plans	13	(76)	(77)
Tax provision	19	618	951
Income taxes paid		(982)	(946)
Other		(11)	(13)
Changes in non-cash working capital
Receivables		140	5
Inventories		20	(139)
Prepaid expenses		(6)	(14)
Payables and accrued liabilities		(99)	79
		2,207	3,552
Cash used for financing activities
Repayment of long-term debt		—	(667)
Repayment of lease obligations		(14)	(9)
Make-whole premium paid		—	(60)
Finance expense paid		(23)	(37)
Financing fees paid		—	(4)
Repurchase of Common shares for cancellation	14	(1,990)	(1,319)
Issuance of Common shares		—	7
Dividends paid		(99)	(75)
		(2,126)	(2,164)
Cash used for investing activities
Acquired cash and cash equivalents from Norbord Acquisition[1]	3	—	642
Angelina Acquisition, net of cash acquired	3	—	(302)
Additions to capital assets		(477)	(635)
Interest received		17	2
Other		1	7
		(459)	(286)
Change in cash and cash equivalents		(378)	1,102
Foreign exchange effect on cash and cash equivalents		(28)	5
Cash and cash equivalents - beginning of period		1,568	461
Cash and cash equivalents - end of period		$1,162	$1,568
1.The Norbord Acquisition was a non-cash share consideration transaction and therefore only the acquired cash is included in the cash flow statement. Changes in Norbord’s cash position subsequent to February 1, 2021 are incorporated into the cash flow statement.

West Fraser Timber Co. Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2022 and 2021
(figures are in millions of United States dollars, except where indicated)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and were approved by our Board of Directors on February 14, 2023.

Our consolidated financial statements have been prepared under the historical cost basis, except for certain items as discussed in the applicable accounting policies. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Accounting policies
Accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where an accounting policy is applicable to a specific note disclosure, the policy is described within the respective note.
Basis of consolidation
These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances.

Our material subsidiaries are West Fraser Mills Ltd. and Norbord Inc. Our 50%-owned joint operations, Alberta Newsprint Company and Cariboo Pulp & Paper Company, are accounted for by recognizing our share of the assets, liabilities, revenues, and expenses related to these joint operations.
Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management is also required to exercise judgment in the process of applying accounting policies. Information about the significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•Note 2 – Determination of functional currency
•Note 3 – Fair value of PPE and intangible assets acquired in business combinations
•Note 5 – Valuation of inventories
•Note 6-8, 16 – Recoverability of PPE, timber licences, and other intangible assets
•Note 6 – Estimated useful lives of PPE
•Note 8 – Recoverability of goodwill
•Note 11 – Reforestation and decommissioning obligations
•Note 13 – Defined benefit pension plans
•Note 15 – Equity-based compensation
•Note 19 – Income taxes
•Note 26 – CVD and ADD duty dispute

Revenue recognition

Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. The timing of transfer of control to customers varies depending on the individual terms of the sales contract and typically occurs when the product is loaded on a common carrier at our mill, loaded on an ocean carrier, or delivered to the customer. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates.

Revenue includes charges for freight and handling. The costs related to these revenues are recorded in freight and other distribution costs.

Reporting currency and foreign currency translation

The consolidated financial statements are presented in USD, which is determined to be the functional currency of our U.S. operations and the majority of our Canadian operations.

For these entities, all transactions not denominated in our U.S. functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as Other. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

Our European operations have British pound sterling and Euro functional currencies and our jointly-owned newsprint operation has a Canadian dollar functional currency. Assets and liabilities of these entities are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive earnings.

Impairment of capital assets

We assess property, plant and equipment, timber licences, and other definite-lived intangible assets for indicators of impairment at each reporting date and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Impairment testing is applied to individual assets or cash generating units (“CGUs”), the smallest group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. We have identified each of our mills as a CGU for impairment testing unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing.

When a triggering event is identified, the recoverability of an asset or CGU is assessed by comparing the carrying amount of the asset or CGU to the estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.

Fair value less costs of disposal is determined by ascertaining the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal. Value in use is determined using a discounted cash flow model by measuring the pre-tax cash flows expected to be generated from the asset over its estimated useful life discounted by a pre-tax discount rate.

Where an impairment loss for an asset or CGU subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs.

The three levels of the fair value hierarchy are:

Level 1
Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Values based on inputs other than quoted prices that are observable for the asset or liability, directly or indirectly.

Level 3
Values based on valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.

Accounting standards, amendments and interpretations issued but not yet applied

Amendments to IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments clarify that the classification of liabilities as current or non-current should be based on rights that exist at the end of the reporting period. The amendments also clarify the definition of a settlement and provide situations that would be considered as a settlement of a liability. In October 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants that an entity is required to comply with on or before the reporting date and covenants that an entity must comply with only after the reporting date. The amendments are effective for reporting periods beginning on or after January 1, 2024. We have not yet determined the impact that these amendments will have on our consolidated financial statements.

There are no other standards or amendments or interpretations to existing standards issued but not yet effective which are expected to have a material impact on our consolidated financial statements.
3.Business acquisitions

Accounting policies

Business combinations are accounted for using the acquisition method. We measure goodwill at the acquisition date as the fair value of the consideration transferred less the fair value of the identifiable assets acquired and liabilities assumed. The determination of the fair value of the assets acquired and liabilities assumed requires management to use estimates that contain uncertainty and critical judgments. Transaction costs in connection with business combinations are expensed as incurred.

Valuation techniques utilized

We engaged a valuations expert to assist with the determination of estimated fair value for acquired working capital, property, plant and equipment, and certain intangible assets.

We applied the market comparison technique and cost technique in determining the fair value of acquired property, plant, and equipment. We considered market prices for similar assets when they were available, and depreciated replacement cost in other circumstances. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence. The key assumptions used in the estimation of depreciated replacement cost are the asset’s estimated replacement cost at the time of acquisition and estimated useful life.

We applied the multi-period excess earnings method in determining the fair value of the customer relationship intangible recognized in the Norbord Inc. (“Norbord”) and Angelina Forest Products acquisitions. The multi-period excess earnings method considers the present value of incremental after-tax cash flows expected to be generated by the customer relationship after deducting contributory asset charges. The key assumptions used in applying the valuation technique include: the forecasted revenues relating to the acquiree’s existing customers at the time of acquisition, the forecasted attrition rates relating to these customers, forecasted operating margins, and discount rate.

Supporting information

Norbord acquisition
On February 1, 2021, we acquired all of the outstanding shares of Norbord. According to the terms of the Norbord acquisition, Norbord shareholders received 0.675 of a West Fraser share for each Norbord share held. The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million.
Included in the Norbord acquisition are five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.
We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America (“NA”) Engineered Wood Products (“EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, operating margins and sales volumes.
The Norbord Acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Fair value of West Fraser shares issued	$3,482
Fair value of equity-based compensation instruments	24
$3,506

Fair value of net assets acquired:
Cash and cash equivalents	$642
Accounts receivable	232
Inventories	334
Prepaid expenses	12
Property, plant and equipment	2,088
Timber licenses	10
Other non-current assets	6
Other intangibles	17
Customer relationship intangible	470
Goodwill	1,339
Payables and accrued liabilities	(301)
Income tax payable	(155)
Current portion of reforestation and decommissioning obligations	(2)
Long-term debt	(720)
Other non-current liabilities	(36)
Deferred income tax liabilities	(430)
$3,506

Balances that required significant fair value adjustments for purchase price accounting included inventory, property, plant and equipment, and customer relationship intangibles. The resulting goodwill and deferred income tax liabilities were also significant.

Angelina Forest Products acquisition
On December 1, 2021, we acquired the Angelina Forest Products (“Angelina Acquisition” or “Angelina”) lumber mill located in Lufkin, Texas for cash consideration of $311 million. This acquisition has been accounted for as an acquisition of a business in accordance with IFRS 3, Business Combinations. We have allocated the purchase price based on our estimated fair value of the assets acquired and the liabilities assumed as follows:

West Fraser purchase consideration:
Cash consideration	$311

Fair value of net assets acquired:
Cash	$8
Accounts receivable	7
Inventories	11
Property, plant and equipment	213
Customer relationship intangible	21
Goodwill	58
Payables and accrued liabilities	(7)
$311
Through the process of finalizing the purchase price allocation during the quarter ended March 31, 2022, we reclassified $21 million from goodwill to customer relationship intangible asset.
4.Cash and cash equivalents

Accounting policies

Cash and cash equivalents consist of cash on deposit and short‑term interest-bearing securities maturing within three months of the date of purchase.

Supporting information

As at	December 31, 2022	December 31, 2021
Cash	$706	$847
Cash equivalents	456	721
	$1,162	$1,568
5.Inventories
Accounting policies
Inventories are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour, and an allocation of overhead.
Supporting information

As at	December 31, 2022	December 31, 2021
Manufactured products	$428	$446
Logs and other raw materials	376	412
Materials and supplies	228	203
	$1,032	$1,061

Inventories at December 31, 2022 were subject to a valuation reserve of $61 million (December 31, 2021 - $6 million) to reflect net realizable value being lower than cost.
The carrying amount of inventory recorded at net realizable value was $232 million at December 31, 2022 (December 31, 2021 - $42 million), with the remaining inventory recorded at cost.
6.Property, plant and equipment
Accounting policies
Property, plant and equipment are recorded at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Borrowing costs are capitalized when the asset construction period exceeds 12 months and the borrowing costs are directly attributable to the asset. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal, or destruction of an asset, the cost and related amortization are derecognized and any resulting gain or loss is included in earnings.
Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years
Manufacturing plant, equipment and machinery	6 - 25 years
Fixtures, mobile and other equipment	3 - 10 years
Roads and bridges	Not exceeding 40 years
Major maintenance shutdowns	1 - 2 years
Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the construction-in-progress balance is transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Supporting Information

	Manufacturing plant, equipment and machinery	Construction- in-progress	Roads and bridges	Other	Total
As at December 31, 2020	$1,449	$138	$37	$33	$1,657
Acquisitions (note 3)	2,163	118	—	20	2,301
Additions[2]	472	173	17	3	665
Amortization[1]	(497)	—	(13)	—	(510)
Foreign exchange	(8)	(1)	—	—	(9)
Disposals	(4)	—	—	—	(4)
Transfers	176	(176)	—	—	—
As at December 31, 2021	$3,751	$252	$41	$56	$4,100

As at December 31, 2021
Cost	$6,500	$252	$140	$62	$6,954
Accumulated amortization	(2,749)	—	(99)	(6)	(2,854)
Net	$3,751	$252	$41	$56	$4,100

As at December 31, 2021	$3,751	$252	$41	$56	$4,100
Additions	117	343	16	6	482
Amortization[1]	(494)	—	(13)	—	(507)
Impairment (note 16)	(43)	(3)	—	(2)	(48)
Foreign exchange	(37)	(2)	—	(1)	(40)
Disposals	(3)	(2)	—	—	(5)
Transfers	229	(229)	—	—	—
As at December 31, 2022	$3,520	$359	$44	$59	$3,982

As at December 31, 2022
Cost	$6,702	$359	$157	$65	$7,283
Accumulated amortization	(3,182)	—	(113)	(6)	(3,301)
Net	$3,520	$359	$44	$59	$3,982
1.Amortization of $499 million relates to cost of products sold and $8 million relates to selling, general and administration expense (2021 - $506 million and $4 million, respectively).
2.Manufacturing plant, equipment and machinery additions for the year ended December 31, 2021 include $276 million relating to the acquisition of the idled OSB mill near Allendale, South Carolina.
7.Timber licences
Accounting policies
Timber licences, which are renewable or replaceable, are recorded at historical cost, less accumulated amortization and impairment losses. Timber licences are amortized on a straight-line basis over their estimated useful lives of 40 years.

Supporting information

Timber licences
As at December 31, 2020	$372
Acquisitions (note 3)	10
Additions	2
Amortization[1]	(16)
As at December 31, 2021	$368

As at December 31, 2021
Cost	$641
Accumulated amortization	(273)
Net	$368

As at December 31, 2021	$368
Amortization[1]	(17)
As at December 31, 2022	$351

As at December 31, 2022
Cost	$641
Accumulated amortization	(290)
Net	$351
1.Amortization relates to cost of products sold.
8.Goodwill and other intangibles
Accounting policies
Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is tested annually for impairment at December 31, or more frequently if an indicator of impairment is identified.
The customer relationship intangible asset relates to the Norbord and Angelina Forest Products acquisitions and are amortized straight-line over 3 - 10 years.
Other intangibles are recorded at historical cost less accumulated amortization and impairments. Other intangibles include software which is amortized over periods of up to five years and non‑replaceable finite term timber rights which are amortized as the related timber volumes are logged.
Goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the lowest level at which goodwill is monitored internally.
Recoverability of goodwill is assessed by comparing the carrying value of the CGU or group of CGUs associated with the goodwill balance to its estimated recoverable amount, which is the higher of its estimated fair value less costs of disposal and its value in use.
An impairment write-down is recorded if the carrying value exceeds the estimated recoverable amount. Goodwill impairment losses cannot be reversed.

Supporting information

	Goodwill	Customer Relationship Intangible	Other	Total
As at December 31, 2020	$559	$—	$32	$591
Acquisitions (note 3)	1,417	470	17	1,904
Additions	—	—	7	7
Amortization[1]	—	(43)	(15)	(58)
Foreign exchange	(1)	(1)	—	(2)
Disposals	—	—	(2)	(2)
As at December 31, 2021	$1,975	$426	$39	$2,440

As at December 31, 2021
Cost	$1,975	$469	$79	$2,523
Accumulated amortization	—	(43)	(40)	(83)
Net	$1,975	$426	$39	$2,440

As at December 31, 2021	$1,975	$426	$39	$2,440
Amortization[1]	—	(54)	(11)	(65)
Foreign exchange	(11)	(3)	(1)	(15)
Finalization of purchase price allocation on Angelina acquisition (note 3)	(20)	21	—	1
Other	—	—	(3)	(3)
As at December 31, 2022	$1,944	$390	$24	$2,358

As at December 31, 2022
Cost	$1,944	$486	$74	$2,504
Accumulated amortization	—	(96)	(50)	(146)
Net	$1,944	$390	$24	$2,358
1.Amortization of $65 million relates to selling, general and administration expense (2021 - amortization of $1 million relates to cost of products sold and amortization of $57 million relates to selling, general and administration expense).
Goodwill

For the purposes of impairment testing, goodwill has been allocated to the following CGU groups:

As at	December 31, 2022	December 31, 2021
Canadian lumber	$171	$171
US lumber	409	429
North America EWP	1,280	1,280
Europe EWP	84	95
Total	$1,944	$1,975

The recoverable amounts of the above CGU groups were determined based on their value in use using discounted cash flow models. Cash flow forecasts were based on internal estimates for 2023 and 2024 and estimated mid-cycle earnings for subsequent years. Key assumptions include production volume, product pricing, raw material input cost, production cost, terminal multiple, and discount rate. Key assumptions were determined using external sources and historical data from internal sources. Specifically, product pricing has been estimated by reference to average historical prices as well as third-party analyst projections of long-term product pricing. Pre-tax discount rates used ranged from 9.60% to 10.30% (2021 - 11.30% to 13.10%).

The estimated recoverable amounts of the CGU groups exceeded their respective carrying amounts and as such, no impairment losses were recognized for the year ended December 31, 2022 (2021 - nil).
9.Other assets

As at	Note	December 31, 2022	December 31, 2021
Retirement assets	13	$132	$27
Interest rate swap contracts	12	12	—
Other		31	31
		$175	$58
10.Payables and accrued liabilities

As at	Note	December 31, 2022	December 31, 2021
Trade accounts		$359	$411
Accruals on capital spending		45	52
Customer rebates accruals		27	51
Equity-based compensation	15	45	69
Compensation		152	172
Export duties	26	4	11
Dividends		25	21
Interest		5	4
Current portion of lease obligations		11	11
Accrued sales and city taxes		19	26
Other		30	20
		$722	$848
11.Other liabilities

As at	Note	December 31, 2022	December 31, 2021
Retirement liabilities	13	$77	$168
Long-term portion of reforestation		55	59
Long-term portion of decommissioning		15	25
Long-term portion of lease obligations		26	18
Export duties	26	73	69
Electricity swaps	23	4	—
Interest rate swap contracts	12	—	1
Other		18	20
		$268	$360
Reforestation and decommissioning obligations
Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.

Accounting policies
Reforestation obligations are measured at the present value of the expenditures expected to be required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is accreted over time through charges to finance expense and reduced by silviculture expenditures. Changes to estimates are credited or charged to earnings.
We record a liability for decommissioning obligations in the period a reasonable estimate can be made. The liability is determined using estimated closure and/or remediation costs and discounted using an appropriate discount rate. On initial recognition, the carrying value of the liability is added to the carrying amount of the associated asset and amortized over its useful life or expensed when there is no related asset. The liability is accreted over time through charges to finance expense and reduced by actual costs of settlement. Changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.
Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date.
Supporting information

		Reforestation		Decommissioning
	Note	2022	2021	2022	2021
Beginning of year		$97	$88	$33	$28
Norbord Acquisition	3	—	5	—	—
Liabilities recognized		51	53	5	5
Liabilities settled		(49)	(49)	(1)	(1)
Foreign exchange		(6)	—	(2)	1
End of year		93	97	35	33
Less: current portion		(38)	(38)	(20)	(8)
		$55	$59	$15	$25
The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $159 million (December 31, 2021 - $133 million). The cash flows have been discounted using interest rates ranging from 3.27% to 5.51% (2021 - 0.95% to 1.25%).
The timing of the reforestation payments is based on the estimated period required to ensure the associated areas are well established and attain free to grow status, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 50 years.
12.Operating loans and long-term debt
Accounting policies
Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets.
Supporting information
Operating loans

As at December 31, 2022, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $18 million (£15 million) credit facility dedicated to our European operations, and a $10 million (CAD$13 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at December 31, 2022, our revolving credit facilities were undrawn (December 31, 2021 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2021 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank

Offered Rate (“LIBOR”) Advances at our option. Our $1 billion committed revolving credit facility contains transition provisions relating to the elimination of LIBOR whereby Secured Overnight Financing Rate (“SOFR”) can be elected by mutual consent with the lenders.

In addition, we have credit facilities totalling $131 million (December 31, 2021 - $137 million) dedicated to letters of credit. Letters of credit in the amount of $61 million (December 31, 2021 - $65 million) were supported by these facilities.
All debt is unsecured except the $10 million (CAD$13 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
As at December 31, 2022, we were in compliance with the requirements of our credit facilities.
Long-term debt

As at	December 31, 2022	December 31, 2021
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due August 2024; floating interest rate	200	200
Notes payable	—	1
	500	501
Less: deferred financing costs	(1)	(2)
Less: current portion	—	—
	$499	$499
As part of the Norbord Acquisition, we assumed Norbord’s $315 million senior notes due April 2023 (the “2023 Notes”), bearing interest at 6.25% and $350 million senior notes due July 2027 (the “2027 Notes”), bearing interest at 5.75%. The purchase price fair value adjustment resulted in an increase of $55 million for these notes. On March 2, 2021, we made a mandatory change of control offer for 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem the remaining 2023 Notes, which redemption occurred on June 7, 2021. After the completion of the redemptions of the 2023 Notes and the 2027 Notes, the principal value of long-term debt was reduced by $665 million from the date of the Norbord Acquisition. An additional make-whole premium of $60 million was paid on redemption resulting in a $5 million loss on settlement of the debt recorded within finance expense as the carrying value of $720 million was derecognized.
Required principal repayments are disclosed in note 23.
Interest rate swap contracts
At December 31, 2022, we had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These interest rate swap agreements fix the interest rate on the $200 million term loan disclosed in the long-term debt table above. These agreements mature in August 2024.
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in Other on the consolidated statement of earnings. For the year ended December 31, 2022, a gain of $13 million (year ended December 31, 2021 - gain of $6 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at December 31, 2022 was an asset of $12 million (December 31, 2021 - liability of $1 million).
13.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
The defined benefit pension plans are operated in Canada, the U.S., and Europe under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets that are held in trust. Responsibility for the governance of certain of the plans, including investment and contribution decisions, resides with our Retirement Committees, Human Resources & Compensation Committee of the Board of Directors, and the Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits.
Starting January 1, 2022, defined benefit pension plans for certain employee groups were closed to new entrants and were replaced by defined contribution plans.
Accounting policies
We record a retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis.
The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity through other comprehensive earnings in the period in which they arise.
Past service costs arising from plan amendments are recognized immediately. The finance amount on net retirement balances is classified as finance expense.
A gain or loss on settlement is recognized in earnings, calculated as the difference between the present value of the defined benefit obligation being settled, as determined on the date of settlement, and the settlement amount.
For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees.
Supporting information
The actual return on plan assets for 2022 was a loss of $138 million (2021 - gain of $132 million). The total pension expense for the defined benefit pension plans was $71 million (2021 - $89 million). In 2022, we made contributions to our defined benefit pension plans of $39 million (2021 - $46 million). We expect to make cash contributions of approximately $36 million to our defined benefit pension plans during 2023 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $1 million in 2022 (2021 - $1 million).
In 2022, we entered into buy-out annuity purchase agreements to settle $82 million (2021 - $215 million) of our defined benefit obligations by purchasing annuities using our plan assets. These agreements transferred the pension obligations of retired employees under certain pension plans to financial institutions. The difference between the cost of the annuity purchase and the liabilities held for these pension plans was reflected as a settlement cost in other income (expense).

In 2022, as part of the process related to the annuitization of our U.K. defined benefit pension plan, we entered into a $15 million (£13 million) investment contract with an insurer. Future cash inflows from the investment contract will match the cash flows of the outgoing benefit payments made by the pension plan, substantially mitigating the exposure to future volatility in the related pension obligations. We plan to complete the buy-out of the defined benefit obligations upon completion of certain normal-course administrative processes.

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2022	2021	2022	2021
Accrued benefit obligations
Benefit obligations - opening	$1,355	$1,443	$23	$28
Norbord Acquisition (note 3)	—	165	—	1
Service cost	59	68	—	—
Finance cost on obligation	41	43	1	1
Benefits paid	(56)	(54)	(1)	(1)
Actuarial (gain) loss due to change in financial assumptions	(408)	(101)	(4)	(2)
Actuarial (gain) loss due to demography/experience	3	(2)	—	(4)
Settlement	(82)	(215)	—	—
Foreign exchange[1]	(74)	8	(1)	—
Benefit obligations - ending	$838	$1,355	$18	$23
Plan assets
Plan assets - opening	$1,239	$1,181	$—	$—
Norbord Acquisition (note 3)	—	155	—	—
Finance income on plan assets	36	36	—	—
Actual return on plan assets, net of finance income	(174)	96	—	—
Employer contributions	39	46	1	1
Benefits paid	(56)	(54)	(1)	(1)
Settlement	(87)	(227)	—	—
Other	(2)	(3)	—	—
Foreign exchange[1]	(68)	9	—	—
Plan assets - ending	$927	$1,239	$—	$—

Funded status[2]
Retirement assets	$148	$29	$—	$—
Impact of asset ceiling adjustments[3]	(16)	(2)	—	—
Retirement assets (note 9)	$132	$27	$—	$—
Retirement liabilities (note 11)	(59)	(145)	(18)	(23)
	$73	$(118)	$(18)	$(23)
1.Foreign currency translation relates to the foreign exchange impact of translating assets and liabilities of certain plans to U.S. dollars.
2.Plans in a surplus position are presented as assets and plans in a deficit position are presented as liabilities on the consolidated balance sheets. Other retirement benefit plans continue to be unfunded.
3.Certain of our plans have a surplus that is not recognized on the basis that future economic benefits may not be available to us in the form of a reduction in future contributions or a cash refund.

	Defined benefit pension plans		Other retirement benefit plans
	2022	2021	2022	2021
Expense
Service cost	$59	$68	$—	$—
Administration fees	3	2	—	—
Settlement	5	12	—	—
Net finance expense	4	7	1	1
	$71	$89	$1	$1

Assumptions and sensitivities
At December 31, 2022, the weighted average duration of the defined benefit pension obligations is 17 years (December 31, 2021 - 20 years). The projected future benefit payments for the defined benefit pension plans at December 31, 2022 are as follows:

	2023	2024	2025 to 2027	Thereafter	Total
Defined benefit pension plans	$37	$33	$111	$1,878	$2,059
Key assumptions used in determining defined benefit pension and other retirement pension benefit obligations include assumed rates of increase for future employee compensation and discount rates. These estimates are determined with the assistance of independent actuarial specialists.
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities and our retirement benefit plan expenses are as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2022	2021	2022	2021
Benefit obligations:
Discount rate	5.17%	3.03%	5.10%	3.08%
Future compensation rate increase	3.53%	3.60%	n/a	n/a
Benefit expense:
Discount rate - beginning of year	3.03%	2.69%	3.08%	2.70%
Future compensation rate increase	3.60%	3.65%	n/a	n/a
Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis.
The impact of a change in these assumptions on our retirement obligations as at December 31, 2022 is as follows:

	Increase	Decrease
Discount rate - 0.50% change	$(72)	$72
Compensation rate - 0.50% change	$19	$(19)
The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to determine the retirement assets and liabilities.
Plan Assets
The assets of the defined benefit pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows:

	Target range	2022	2021
Canadian equities	2% - 30%	26%	16%
Foreign equities	15% - 57%	30%	39%
Fixed income investments	20% - 55%	30%	33%
Other investments	0% - 34%	14%	12%
		100%	100%

Risk management practices
We are exposed to various risks related to our defined benefit pension and other retirement benefit plans:
•Uncertainty in benefit payments: The value of the liability for retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and life expectancy.
•Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments.
•Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation.
Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed:
•Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”).
•Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments.
•Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks.
Defined contribution plans
The total pension expense and funding contributions for the defined contribution pension plans for 2022 was $36 million (2021 - $29 million).
14.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	December 31, 2022		December 31, 2021
	Number	Amount	Number	Amount
Common	81,273,936	$2,667	103,647,256	$3,402
Class B Common	2,281,478	—	2,281,478	—
Total Common	83,555,414	$2,667	105,928,734	$3,402
For the year ended December 31, 2022, we issued no Common shares under our share option plans (2021 - 131,452 Common shares) and no Common shares under our employee share purchase plan (2021 - 2,946 Common shares).
Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Share repurchases
Normal Course Issuer Bid
On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023. As of December 31, 2022, we had repurchased and cancelled all 10,194,000 Common shares available under the 2022 NCIB.
For the year ended December 31, 2022, we repurchased 10,475,115 Common shares at an average price of $82.01 per share under our NCIB programs (year ended December 31, 2021 - 7,059,196 Common shares at an average price of $74.60).
2022 Substantial Issuer Bid
On June 7, 2022, we completed a substantial issuer bid (“2022 SIB”) pursuant to which we purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion.
2021 Substantial Issuer Bid
On August 20, 2021, we completed a substantial issuer bid (“2021 SIB”) pursuant to which we purchased for cancellation a total of 10,309,278 Common shares at a price of CAD$97.00 (US$76.84) per Common share for an aggregate purchase price of CAD$1.0 billion.
15.Equity-based compensation
We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. The equity-based compensation expense included in the consolidated statement of earnings for the year ended December 31, 2022 was $5 million (2021 - $40 million).
Accounting policies
We estimate the fair value of outstanding share options using the Black-Scholes option-pricing model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting expense or recovery, over the related vesting period, through a charge or recovery to earnings.
Equity derivative contracts are sometimes used to provide a partial offset to our exposure to fluctuations in equity-based compensation from our stock option, PSU and DSU plans. These derivatives are fair valued at each balance sheet date using an intrinsic valuation model and the resulting expense or recovery is offset against the related equity-based compensation.
If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity.
Supporting information
Share option plan
Under our share option plan, officers and employees may be granted options to purchase up to 8,295,940 Common shares, of which 910,424 remain available for issuance.
Our share option plans include equity-based plans assumed from Norbord as part of the Norbord Acquisition. The assumed Norbord share purchase option plans (“Assumed Option Plans”) were fair valued at the Norbord Acquisition date. From February 1 to April 20, 2021, the Assumed Option Plans were accounted for as equity-settled plans. On April 20, 2021, our Board of Directors approved a change to allow the Assumed Option Plans holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. The change required us to fair value the Assumed Option Plan on April 20, 2021 and convert from equity-settled accounting to cash-settled accounting for the Assumed Option Plans. Cash-settled accounting is consistent with the West Fraser option plan. Any changes in fair value from April 20, 2021 onwards resulted in an expense or recovery over the vesting period in the same manner as the rest of our option plans. This change to the Assumed Option Plans did not in any way affect the value of the instruments to the holders. No additional options may be offered under the Assumed Option Plans.
The exercise price of a share option is determined in accordance with the plan and is generally the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plans give the share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at 20% per year from the grant date and expire after 10 years.
In 2022, we have recorded a recovery of $4 million (2021 – expense of $47 million) related to the share option plans. The liability associated with the share option plan is tracked in Canadian dollars and is based on prices published by the TSX. A summary of the activity in the share option plans based on Canadian dollar prices is presented below:

	2022		2021
	Number	Weighted average price	Number	Weighted average price
		(CAD$)		(CAD$)
Outstanding - beginning of year	1,077,840	$66.64	1,316,994	$53.64
Assumed in Norbord Acquisition (note 3)	—	—	887,961	51.85
Granted	124,566	123.63	171,975	92.79
Exercised	(351,448)	62.83	(1,284,284)	46.43
Expired / Cancelled	(9,653)	108.40	(14,806)	92.79
Outstanding - end of year	841,305	$76.19	1,077,840	$66.64
Exercisable - end of year	408,115	$62.71	563,102	$61.50
The following table summarizes information about the share options outstanding and exercisable at December 31, 2022 in Canadian dollars:

Exercise price range	Number of outstanding options	Weighted average remaining contractual life	Weighted average exercise price	Number of exercisable options	Weighted average exercise price
(CAD$)	(number)	(years)	(CAD$)	(number)	(CAD$)
$38.95 - $56.00	243,412	4.4	$49.59	190,087	$48.00
$64.50 - $73.99	284,745	6.0	68.40	149,270	69.71
$85.40 - $92.79	193,467	7.3	90.70	68,758	88.16
$123.63	119,681	9.1	123.63	—	n/a
	841,305	6.3	$76.19	408,115	$62.71
The weighted average share price at the date of exercise for share options exercised during the year was CAD$120.95 per share (2021 - CAD$100.85 per share).
The accrued liability related to the share option plan based on the Black-Scholes option-pricing model was $23 million at December 31, 2022 (December 31, 2021 - $44 million). The weighted average fair value of the options used in the calculation was CAD$35.59 per option at December 31, 2022 (December 31, 2021 - CAD$52.29 per option).
The inputs to the option model are as follows:

	2022	2021
Weighted-average share price on balance sheet date	CAD$98.20	CAD$120.68
Weighted average exercise price	CAD$76.19	CAD$66.64
Expected dividend	CAD$1.63	CAD$1.01
Expected volatility	45.15%	42.94%
Weighted average interest rate	3.77%	1.11%
Weighted average expected remaining life in years	4.14	6.44

The expected dividend on our shares was based on the annualized dividend rate at each period-end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.
The intrinsic value of options issued under the share option plans at December 31, 2022 was CAD$14 million (December 31, 2021 - CAD$33 million). The intrinsic value is determined based on the difference between the weighted-average share price on the last business day of the month and the exercise price, multiplied by the sum of the related vested options.
Phantom share unit plan

Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the volume weighted average price per Common share on the trading day immediately preceding its vesting date (the “vesting date value”). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.
We have recorded an expense of $10 million (2021 - expense of $11 million) related to the PSU plan. The number of units outstanding as at December 31, 2022 was 184,207 (December 31, 2021 – 169,385), including performance share units totalling 167,156 (December 31, 2021 – 90,813).
Directors’ deferred share unit plans
We have DSU plans which provides a structure for directors, who are not employees of the Company, to accumulate an equity-like holding in West Fraser. The DSU plans allow directors to participate in the growth of West Fraser by providing a deferred payment based on market pricing of our Common shares at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on the market price of our Common shares at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the market price of our Common shares at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.
We have recorded a recovery of $1 million (2021 - expense of $5 million) related to the DSU plan. The number of units outstanding as at December 31, 2022 was 97,884 (December 31, 2021 - 92,120).
Equity-based compensation hedge
In 2021, we were party to an equity derivative contract providing an offset for 1,000,000 Common share equivalents against our exposure to fluctuations in equity-based compensation expense from our stock option, PSU and DSU plans. The equity derivative contract matured in December 2021 and was closed out. A recovery of $23 million was included in equity-based compensation expense related to our equity derivative contract for the year ended December 31, 2021.

16.Restructuring and impairment charges
During the quarter ended March 31, 2022, management approved a plan to permanently reduce the capacity at our pulp mill in Hinton, Alberta. One of Hinton pulp mill’s two production lines has shut, and the remaining line produces Unbleached Kraft Pulp rather than Northern Bleached Softwood Kraft Pulp. As a result, we recorded impairment charges of $13 million relating to equipment that was decommissioned permanently as part of the transition to Unbleached Kraft Pulp.
During the quarter ended December 31, 2022, we identified an impairment indicator for our Perry sawmill as a result of high fibre costs and softening lumber markets. We recorded associated restructuring and impairment charges of $31 million, of which $29 million related to asset impairment of manufacturing plant, equipment and machinery. On January 10, 2023, we announced the indefinite curtailment of our Perry sawmill.
During the quarter ended December 31, 2022, we identified an impairment indicator for our South Molton, England location due to a decline in demand from a key customer for our kitchen cabinet products. We recorded associated restructuring and impairment charges of $15 million, of which $9 million related to asset impairment of manufacturing plant, equipment and machinery and related spares.
We recorded restructuring and impairment charges of $60 million for the year ended December 31, 2022 as follows:

	2022	2021
Severance	$7	$—
Other	2	—
Restructuring charges	$9	$—
Asset impairment related to Hinton pulp mill	$13	$—
Asset impairment related to Perry lumber mill	$29	$—
Asset impairment related to South Molton mill	$9	$—
Total restructuring and impairment charges	$60	$—
17.Finance expense, net

	2022	2021
Interest expense	$(24)	$(48)
Interest income on cash equivalents	18	2
Net interest income on export duty deposits	9	9
Finance expense on employee future benefits	(6)	(8)
	$(3)	$(45)
18.Other

	2022	2021
Foreign exchange gain (loss)	$28	$(5)
Settlement loss on defined benefit pension plan annuity purchase	(5)	(12)
Gain on interest rate swap contracts	13	6
Other	1	9
	$37	$(2)

19. Tax provision
Accounting policies
Tax expense for the year is comprised of current and deferred tax. Tax expense is recognized in the consolidated statement of earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.
Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.
Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.
Supporting information
The major components of income tax included in comprehensive earnings are as follows:

	2022	2021
Earnings:
Current tax	$(581)	$(977)
Deferred tax (provision) recovery	(37)	26
Tax provision on earnings	$(618)	$(951)

Other comprehensive earnings:
Deferred tax provision on retirement benefit actuarial gain	$(56)	$(52)
Tax provision on comprehensive earnings	$(674)	$(1,003)
The tax provision differs from the amount that would have resulted from applying the British Columbia statutory income tax rate to earnings before tax as follows:

	2022	2021
Income tax expense at statutory rate of 27%	$(700)	$(1,052)
Non-taxable amounts	81	(4)
Rate differentials between jurisdictions and on specified activities	10	116
Other	(9)	(11)
Tax provision	$(618)	$(951)

Deferred income tax liabilities (assets) are made up of the following components:

	2022	2021
Property, plant, equipment and intangibles	$783	$781
Reforestation and decommissioning obligations	(30)	(30)
Employee benefits	(12)	(64)
Export duty deposits	72	44
Tax loss carry-forwards[1]	(11)	(10)
Other	(11)	(17)
	$791	$704

Represented by:
Deferred income tax assets	$(4)	$(8)
Deferred income tax liabilities	795	712
	$791	$704
1.Includes $61 million for net operating loss carry-forwards in various jurisdictions (December 31, 2021 - $68 million) and $345 million for U.S. state net operating loss carry-forwards (December 31, 2021 - $409 million). A portion of these losses expire over various periods starting in 2023. The net operating losses that have not been recognized as of December 31, 2022 are $35 million in various jurisdictions (December 31, 2021 - $53 million) and $272 million for U.S. states (December 31, 2021 - $287 million).
20.Employee compensation
Our employee compensation expense includes salaries and wages, employee future benefits, bonuses and termination costs, but excludes restructuring charges. Total compensation expense is $1,133 million (2021 - $1,070 million).
Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows:

	2022	2021
Expense
Salary and short-term employee benefits	$13	$17
Retirement benefits	2	2
Equity-based compensation[1]	4	36
	$19	$55
1.Amounts do not necessarily represent the actual value which will ultimately be paid.

	2022	2021
Payables and accrued liabilities
Compensation	$6	$7
Equity-based compensation[1]	35	46
	$41	$53
1.Amounts do not necessarily represent the actual value which will ultimately be paid.
21.Earnings per share
Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.

The numerator under the equity-settled method is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense (recovery) charged to earnings and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The equity-settled method was more dilutive for the year ended December 31, 2022 and an adjustment was required for both the numerator and denominator. The cash-settled method was more dilutive for the year ended December 31, 2021.
A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	2022	2021
Earnings
Numerator for basic EPS	$1,975	$2,947
Cash-settled recovery included in earnings	(5)	—
Equity-settled expense adjustment	(5)	—
Numerator for diluted EPS	$1,965	$2,947

Weighted average number of shares (thousands)
Denominator for basic EPS	93,760	109,021
Effect of dilutive equity-based compensation	413	—
Denominator for diluted EPS	94,173	109,021

Earnings per share (dollars)
Basic	$21.06	$27.03
Diluted	$20.86	$27.03
22.Government assistance
Accounting policies
Government assistance received that relates to the construction of manufacturing assets is applied to reduce the cost of those assets. Government assistance received that relates to operational expenses is applied to reduce the amount charged to earnings for the operating item. Government assistance is recognized when there is reasonable assurance that the amount will be collected and that all the conditions will be complied with.
Supporting information
Government assistance of nil (2021 - $5 million) was recorded as a reduction to property, plant and equipment and $9 million (2021 - $8 million) was recorded as a reduction to cost of products sold. The government assistance related primarily to research and development, apprenticeship tax credits, and renewable heat incentives.
23.Financial instruments
Accounting policies
All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”).

Supporting information
The following tables provide the carrying values and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”. The carrying value is a reasonable approximation of fair value for cash and cash equivalents, receivables, and payables and accrued liabilities due to their short-term nature. The carrying values of long-term debt include any current portions and exclude deferred financing costs.

December 31, 2022	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and cash equivalents	2	$1,162	$—	$—	$1,162	$1,162
Receivables	3	350	—	—	350	350
Interest rate swaps (note 9 & 12)[2]	2	$—	$12	$—	$12	$12
		$1,512	$12	$—	$1,524	$1,524

Financial liabilities
Payables and accrued liabilities	3	$—	$—	$722	$722	$722
Long-term debt (note 12)[1]	2	—	—	500	500	491
Electricity swaps (note 11)	3	—	4	—	4	4
		$—	$4	$1,222	$1,226	$1,217
1.The fair value of long-term debt is based on rates available to us at December 31, 2022 for long-term debt with similar terms and remaining maturities.
2.The interest rate swap contracts are included in other assets in our consolidated balance sheets.

December 31, 2021	Level	Financial assets at amortized cost	Financial assets or financial liabilities at FVTPL	Financial liabilities at amortized cost	Carrying value	Fair value

Financial assets
Cash and cash equivalents	2	$1,568	$—	$—	$1,568	$1,568
Receivables	3	508	—	—	508	508
		$2,076	$—	$—	$2,076	$2,076

Financial liabilities
Payables and accrued liabilities	3	$—	$—	$848	$848	$848
Long-term debt (note 12)1	2	—	—	501	501	513
Interest rate swaps (note 9 & 12)[2]	2	—	1	—	1	1
		$—	$1	$1,349	$1,350	$1,362
1.The fair value of long-term debt is based on rates available to us at December 31, 2021 for long-term debt with similar terms and remaining maturities.
2.The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.
Financial risk management
Our activities result in exposure to a variety of financial risks, and the main objectives of our risk management process are to ensure risks are properly identified and analyzed and establish appropriate risk limits and controls. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. We are exposed to credit risk, liquidity risk and market risk. A description of these risks and policies for managing these risks are summarized below.

The sensitivities provided in this section give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on market variable fluctuations cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear.
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk with respect to cash and cash equivalents and accounts receivable from our customers. The carrying amounts of these accounts represent the maximum credit exposure. We manage credit risk by holding cash and cash equivalents with major banks of high creditworthiness. Credit risk for trade and other receivables is managed through established credit monitoring activities such as:
•Establishing and monitoring customer credit limits;
•Performing ongoing evaluations of the financial conditions of key customers; and
•In certain market areas, undertaking additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2022, approximately 45% of trade accounts receivable was covered by at least some of these additional measures (December 31, 2021 - 35%).
Given our credit monitoring activities, the low percentage of overdue accounts and our history of minimal customer defaults, we consider the credit quality of the trade accounts receivable at December 31, 2022 to be high and have recorded nominal expected credit losses on our trade accounts receivable. The aging analysis of trade accounts receivable is presented below:

As at	December 31, 2022	December 31, 2021
Trade accounts receivable
Current	$256	$403
Past due 1 to 30 days	19	30
Past due 31 to 60 days	9	3
Past due over 60 days	2	5
Trade accounts receivable	$286	$441
Insurance receivable	3	6
Government assistance	—	1
Sales taxes receivable	22	28
Other	39	32
Receivables	$350	$508
Liquidity risk

Liquidity risk is the risk we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk by maintaining adequate cash and cash equivalents balances and having lines of credit available. In addition, we regularly monitor forecasted and actual cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

The following table summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:

December 31, 2022	Carrying value	Total	2023	2024	2025	2026	Thereafter
Long-term debt	$499	$500	$—	$500	$—	$—	$—
Interest on long-term debt[1]	—	33	19	14	—	—	—
Lease obligations	37	42	12	8	7	3	12
Payables and accrued liabilities	722	722	722	—	—	—	—
Electricity swaps	4	$7	$(1)	$(2)	$(1)	$1	$10
Total	$1,262	$1,304	$752	$520	$6	$4	$22
1.Assumes debt remains at December 31, 2022 levels and includes the impact of interest rate swaps terminating August 2024.
In addition, we have contractual commitments for the acquisition of of property, plant and equipment in the amount of $278 million in 2023.
Market risk

Market risk is the risk of loss that might arise from changes in market factors such as interest rates, foreign exchange rates, commodity, and energy prices. We aim to manage market risk within acceptable parameters and may, from time to time, use derivatives to manage market risk.
Interest rates
Interest rate risk relates mainly to floating interest rate debt. By maintaining a mix of fixed and floating rate debt along with interest rate swap contracts, we mitigate the exposure to interest rate changes.
As at December 31, 2022, we had the following floating rate financial instruments:

Financial instrument	Carrying value
Financial liability: Term loan	$200
Financial asset: Interest rate swap contracts	$12
We maintain a $200 million five-year term loan due August 2024 where the interest is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or LIBOR Advances at our option.
We have interest rate swap agreements terminating August 2024 to pay fixed interest rates and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These swap agreements fix the interest rate on the $200 million five-year term loan floating rate debt.
In addition, interest on certain of our credit facilities is payable at floating rates including LIBOR at our option.
At December 31, 2022, the impact of a 100-basis point change in interest rate affecting our floating rate debt would not result in a change in annual interest expense (December 31, 2021 - no change).
We adopted Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (“The Phase 2 Amendments”) effective January 1, 2021. The Phase 2 Amendments provide practical relief from certain requirements in IFRS Standards relating to the modification of financial instruments, lease contracts, or hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate.

At December 31, 2022, these amendments did not affect our financial statements as we have not yet transitioned any agreements that are exposed to LIBOR or to an alternative benchmark interest rate.

The above financial instruments are based on LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We are working with the lenders associated with the term loan and the counterparties associated with the interest rate swap to assess the potential alternatives to the use of LIBOR. We will continue to monitor developments on alternative benchmark interest rates and expect to transition to alternative rates as widespread market practice is established.
Energy

We are party to arrangements with renewable power generators to purchase environmental attributes and receive settlements by reference to generation volumes and the spot price for power and pay settlements by reference to generation volumes and a fixed contractual price. These agreements act as a partial hedge against future electricity price increases in Alberta power rates and will provide us with access to renewable energy credits that we may surrender to achieve a reduction in our greenhouse gas emissions. While these arrangements economically hedge the risk of changes in cash flows due to fluctuations in Alberta power rates, hedge accounting has not been applied to these instruments.

A contract to receive renewable energy credits and the associated floating-for-fixed electricity swap are distinct units of account. We have selected this method as we believe the receipt of the renewable energy credits is an executory contract and the electricity swap meets the definition of an embedded derivative.

The electricity swaps are valued based on a discounted cash flow model, with the related changes in fair value included in other income (expense) on the consolidated statement of earnings. The valuation requires management to make certain assumptions about the model inputs, including future electricity prices, discount rates and expected generation volumes associated with the contracts.
For the year ended December 31, 2022, a nominal gain was recognized in relation to the electricity swaps. The fair value of the electricity swaps at December 31, 2022 was a liability of $4 million.
Currency risk

We are exposed to foreign currency risk because our Canadian operations incur a portion of their operating expenses in Canadian dollars. Therefore, an increase in the value of the CAD relative to the USD increases the value of expenses in USD terms incurred by our Canadian operations, which reduces operating margin and the cash flow available to fund operations.

In addition, foreign currency exposure arises from our net investment in our European operations, which have British pound sterling and Euro functional currencies, and our Canadian newsprint operation, which has a Canadian dollar functional currency. The risk arises from the fluctuation in spot rates between these currencies and the U.S. dollar, which causes the amount of the net investment to vary with the resulting translation gains or losses being reported in other comprehensive earnings.

A $0.01 strengthening (weakening) of the USD against the CAD would increase (decrease) earnings by approximately $1 million. A $0.01 strengthening (weakening) of the USD against the CAD, British pound and Euro would result in an approximate $6 million translation loss (gain) on operations with different functional currencies included in other comprehensive earnings. These sensitivities assume that all other variables remain constant and ignores any impact of forecast sales and purchases.
24.Capital disclosures

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the bottom of the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. Our debt is currently rated as investment-grade by three major rating agencies.

We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted.

A strong balance sheet and liquidity profile, along with our investment-grade debt rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.

Two key measurements used to monitor our capital position are total debt to total capital and net debt to total capital, calculated as follows:

As at	December 31, 2022	December 31, 2021
Debt
Current and long-term lease obligation	$37	$28
Long-term debt, excluding deferred financing costs	500	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	61	65
Total debt	598	595
Shareholders’ equity	7,619	7,656
Total capital	8,217	8,251
Total debt to total capital	7%	7%

Total debt	598	595
Cash and cash equivalents	(1,162)	(1,568)
Open letters of credit[1]	(61)	(65)
Interest rate swaps[1]	—	(1)
Net debt	$(625)	$(1,039)
Shareholders’ equity	$7,619	$7,656
Total capital, net of cash	6,994	6,617
Net debt to total capital	(9%)	(16%)
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.

25.Segment and geographical information
The segmentation of manufacturing operations into lumber, NA EWP, pulp and paper and Europe EWP is based on a number of factors, including similarities in products, production processes and economic characteristics. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable, and earnings before tax has been identified as the measure of segment profit and loss.

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Year ended December 31, 2022
Sales
To external customers	$4,381	$3,780	$802	$738	$—	$9,701
To other segments	84	9	5	—	(98)	—
	$4,465	$3,789	$807	$738	$(98)	$9,701
Cost of products sold	(2,489)	(1,677)	(596)	(479)	98	(5,142)
Freight and other distribution costs	(435)	(329)	(153)	(46)	—	(963)
Export duties, net	(18)	—	—	—	—	(18)
Amortization	(186)	(306)	(35)	(53)	(9)	(589)
Selling, general and administration	(194)	(106)	(32)	(28)	(5)	(365)
Equity-based compensation	—	—	—	—	(5)	(5)
Restructuring and impairment charges	(31)	—	(13)	(15)	—	(60)
Operating earnings	$1,111	$1,371	$(22)	$117	$(18)	$2,559
Finance income (expense), net	1	(4)	(2)	—	2	(3)
Other income	5	16	1	—	14	37
Earnings before tax	$1,117	$1,383	$(23)	$118	$(2)	$2,593

Total assets	$3,685	$4,637	$456	$730	$465	$9,973
Total liabilities	$553	$622	$90	$170	$919	$2,354
Capital expenditures	$184	$235	$29	$20	$9	$477

	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Year ended December 31, 2021
Sales
To external customers	$4,804	$4,264	$727	$723	$—	$10,518
To other segments	106	9	—	—	(115)	—
	$4,910	$4,273	$727	$723	$(115)	$10,518
Cost of products sold	(2,241)	(1,521)	(541)	(457)	115	(4,645)
Freight and other distribution costs	(404)	(262)	(137)	(43)	—	(846)
Export duties, net	(146)	—	—	—	—	(146)
Amortization	(164)	(289)	(34)	(88)	(9)	(584)
Selling, general and administration	(146)	(76)	(34)	(22)	(34)	(312)
Equity-based compensation	—	—	—	—	(40)	(40)
Operating earnings	$1,809	$2,125	$(19)	$113	$(83)	$3,945
Finance expense, net	(17)	(3)	(5)	(1)	(19)	(45)
Other income (expense)	2	(1)	2	—	(5)	(2)
Earnings before tax	$1,794	$2,121	$(22)	$112	$(107)	$3,898

Total assets	$3,557	$4,154	$448	$953	$1,321	$10,433
Total liabilities	$668	$552	$99	$223	$1,235	$2,777
Capital expenditures	$146	$424	$35	$28	$2	$635
1. NA EWP capital expenditures for the year ended December 31, 2021 includes $276 million relating to the asset acquisition of the idled OSB mill near Allendale, South Carolina.
The geographic distribution of non-current assets and external sales based on the location of product delivery is as follows:

	Non-current assets		Sales by geographic area
	2022	2021	2022	2021
United States	$2,625	$2,838	$6,659	$7,286
Canada	4,139	3,825	1,531	1,682
U.K and Europe	460	553	733	737
Asia	—	—	767	806
Other	—	—	11	7
	$7,224	$7,216	$9,701	$10,518
26.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Accounting policy
The CVD and ADD rates apply retroactively for each period of investigation (“POI”). We record CVD as export duty expense at the cash deposit rate until an Administrative Review (“AR”) finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable.
The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI, as summarized in the tables below.
On March 9, 2022, the USDOC initiated AR4 POI covering the 2021 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
On August 4, 2022, the USDOC finalized the duty rate for AR3, resulting in the recording of an export duty recovery of $81 million and interest income in earnings and an increase in export duty deposits receivable.
On January 24, 2023, the USDOC released the preliminary results from AR4 POI covering the 2021 calendar year, which indicated a rate of 2.48% for CVD and 6.90% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR4 rates were to be confirmed, it would result in a recovery of $62 million before the impact of interest for the POI covered by AR4. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates were finalized, our combined cash deposit rate would be 9.38%.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI[1,2]
April 28, 2017 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017[3]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI[4]
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[5]
January 1, 2020 - November 30, 2020	17.99%	3.62%
December 1, 2020 - December 31, 2020[6]	7.57%	3.62%
AR4 POI[7]
January 1, 2021 - December 1, 2021	7.57%	n/a
December 2, 2021 - December 31, 2021[8]	5.06%	n/a
AR5 POI[9]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – August 8, 2022[10]	5.08%	n/a
August 9, 2022 - December 31, 2022[11]	3.62%	n/a
1.On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.
2.On November 24, 2020, the USDOC issued the final CVD rate for the AR1 POI.
3.On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
4.On November 24, 2021, the USDOC issued the final CVD rate for the AR2 POI. On January 10, 2022, the USDOC amended the final CVD rate for the AR2 POI from 5.06% to 5.08% for ministerial errors. This table only reflects the final rate.
5.On August 4, 2022, the USDOC issued the final CVD rate for the AR3 POI.
6.On November 24, 2020, the USDOC revised our CVD Cash Deposit Rate effective December 1, 2020.
7.The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

8.On November 24, 2021, the USDOC revised our CVD Cash Deposit Rate effective December 2, 2021.
9.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
10.On January 6, 2022, the USDOC revised our CVD Cash Deposit Rate effective January 10, 2022.
11.On August 4, 2022, the USDOC revised our CVD Cash Deposit Rate effective August 9, 2022.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI[1,2]
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017[3]	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI[4]
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[5]
January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%
November 30, 2020 - December 31, 2020[6]	1.40%	4.63%	3.40%
AR4 POI[7]
January 1, 2021 - December 1, 2021	1.40%	n/a	6.80%
December 2, 2021 - December 31, 2021[8]	6.06%	n/a	6.80%
AR5 POI[9]
January 1, 2022 - August 8, 2022	6.06%	n/a	4.52%
August 9, 2022 - December 31, 2022[10]	4.63%	n/a	4.52%
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
4.On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
5.On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
6.On November 24, 2020, the USDOC revised our ADD Cash Deposit Rate effective November 30, 2020.
7.The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
8.On November 24, 2021, the USDOC revised our ADD Cash Deposit Rate effective December 2, 2021.
9.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
10.On August 4, 2022, the USDOC revised our ADD Cash Deposit Rate effective August 9, 2022.
Impact on results

The following table reconciles our cash deposits paid during the year to the amount recorded in our statements of earnings:

($ millions)	2022	2021
Cash deposits paid[1]	$(117)	$(132)
Adjust to West Fraser Estimated ADD rate[2]	18	(69)
Effective duty expense for period[3]	(99)	(201)
Duty recovery attributable to AR2[4]	—	55
Duty recovery attributable to AR3[5]	81	—
Net duty expense	(18)	(146)
Net interest income on duty deposits receivable	$9	$9
1.Represents combined CVD and ADD cash deposit rate of 8.97% for January 1, 2021 to December 1, 2021, 11.12% from December 2, 2021 to January 9, 2022, 11.14% from January 10, 2022 to August 8, 2022, and 8.25% from August 9, 2022 to December 31, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 4.52% for 2022 and 6.80% for 2021.
3.The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 14.37% for January 1, 2021 to December 1, 2021, 11.86% for December 2, 2021 to December 31, 2021, 9.58% for January 1, 2022 to January 9, 2022, 9.60% from January 10, 2022 to August 8, 2022, and 8.14% from August 9, 2022 to December 31, 2022.
4.$55 million represents the duty recovery attributable to the finalization of AR2 duty rates for the 2019 POI.
5.$81 million represents the duty recovery attributable to the finalization of AR3 duty rates for the 2020 POI.
As of December 31, 2022, export duties paid and payable on deposit with the USDOC were $784 million (December 31, 2021 - $662 million).

Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset.
Export duty deposits receivable is represented by:

Export duty deposits receivable	2022	2021
Beginning of year	$242	$178
Export duties recognized as duty deposits receivable	97	55
Interest recognized on duty deposits receivable	15	9
End of year	$354	$242
Export duties payable is represented by:

Export duties payable	2022	2021
Beginning of year	$(69)	$—
Export duties payable related to AR4	2	(69)
Interest recognized on the export duties payable	(6)	—
End of year	$(73)	$(69)
Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”), WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
27.Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.